Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31, 2016	Year Ended December 31,
(Dollars in millions)		2015	2014	2013	2012	2011
Ratios (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$1,470	$5,881	$6,569	$6,578	$5,184	$4,688
Adjustments:
Fixed charges	462	1,632	1,586	1,796	2,377	2,251
Equity in undistributed (gain) loss of unconsolidated subsidiaries	4	(19)	(1)	(16)	(22)	4
Earnings available for fixed charges, as adjusted	$1,936	$7,494	$8,154	$8,358	$7,539	$6,943
Fixed charges:
Interest expense on deposits and borrowings	$461	$1,625	$1,579	$1,792	$2,375	$2,246
Interest factor in rent expense	1	7	7	4	2	5
Total fixed charges	462	1,632	1,586	1,796	2,377	2,251
Preferred stock dividend requirements(1)	53	232	100	77	20	—
Total combined fixed charges and preferred stock dividends	$515	$1,864	$1,686	$1,873	$2,397	$2,251
Ratio of earnings to fixed charges	4.19	4.59	5.14	4.65	3.17	3.08
Ratio of earnings to combined fixed charges and preferred stock dividends	3.76	4.02	4.84	4.46	3.15	3.08

Ratios (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$1,470	$5,881	$6,569	$6,578	$5,184	$4,688
Adjustments:
Fixed charges	179	541	498	555	974	1,064
Equity in undistributed (gain) loss of unconsolidated subsidiaries	4	(19)	(1)	(16)	(22)	4
Earnings available for fixed charges, as adjusted	$1,653	$6,403	$7,066	$7,117	$6,136	$5,756
Fixed charges:
Interest expense on borrowings(2)	$178	$534	$491	$551	$972	$1,059
Interest factor in rent expense	1	7	7	4	2	5
Total fixed charges	179	541	498	555	974	1,064
Preferred stock dividend requirements(1)	53	232	100	77	20	—
Total combined fixed charges and preferred stock dividends	$232	$773	$598	$632	$994	$1,064
Ratio of earnings to fixed charges, excluding interest on deposits	9.23	11.84	14.19	12.82	6.30	5.41
Ratio of earnings to combined fixed charges, excluding interest on deposits and preferred stock dividends	7.13	8.28	11.82	11.26	6.17	5.41
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(1)
Preferred stock dividends represent pre-tax earnings that would be required to cover any preferred stock dividends requirements, computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.

(2)
Represents total interest expense reported on our consolidated statements of income, excluding interest on deposits of $283 million for the three months ended March 31, 2016, and $1.1 billion for the years ended December 31, 2015 and 2014, and $1.2 billion, $1.4 billion and $1.2 billion for the years ended December 31, 2013, 2012 and 2011, respectively.